SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2002

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(1)  When filing in the form, delete the lines that do not have any information.
     If there is not any  acquisition/change  in the  position  of any person in relation  to Article  11 - CVM  Instruction  # 358/2002 , send a  statement informing that.

(2)  Issue/Series,  convertibility,  simple, term, guaranties, type/class, among others.

(3)  Quantity multiplied by price

Note:These  consolidated  data  must  have  information  by  group:   Directors,
     Management (which have not been included in the Board of Directors),  among others.

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(1)  When filing in the form, delete the lines that do not have any information.
     If there is not any  acquisition/change  in the  position  of any person in relation  to Article  11 - CVM  Instruction  # 358/2002 , send a  statement informing that.
(2)  Issue/Series,  convertibility,  simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note:These  consolidated  data  must  have  information  by  group:   Directors,
     Management (which have not been included in the Board of Directors),  among others.

                                CONSOLIDATED FORM
 Management and Related Persons' Negotiation of Securities Issued by the Company
                     Article 11 - CVM Instruction # 358/2002

In November 2002, the only operations with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(1)  When filing in the form, delete the lines that do not have any information.
     If there is not any  acquisition/change  in the  position  of any person in relation  to Article  11 - CVM  Instruction  # 358/2002 , send a  statement informing that.
(2)  Issue/Series,  convertibility,  simple, term, guaranties, type/class, among others.
(3)  Quantity multiplied by price

Note:These  consolidated  data  must  have  information  by  group:   Directors,
     Management (which have not been included in the Board of Directors),  among others.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 12, 2002

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.